STATEMENT OF FINANCIAL CONDITION

TD Ameritrade Clearing, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)
SEC File Number 8-16335
September 30, 2019
With Report of Independent Registered Public Accounting Firm

TD Ameritrade Clearing, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition

September 30, 2019

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of TD Ameritrade Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the Company) as of September 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2005.

November 22, 2019

TD Ameritrade Clearing, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition
(In Millions, Except Share and Per Share Amounts)

September 30, 2019

Assets

Cash and cash equivalents	$	1,981
Cash and investments segregated and on deposit for regulatory purposes		8,412
Securities borrowed		1,864
Receivable from brokers, dealers and clearing organizations		553
Receivable from clients – net of allowance for doubtful accounts of $38		20,577
Receivable from affiliates		109
Other receivables, net		212
Securities owned, at fair value		171
Deferred income taxes, net		22
Other assets		17
Total assets	$	33,918

Liabilities and stockholder's equity

Liabilities:

Securities loaned	$	3,189
Payable to brokers, dealers and clearing organizations		127
Payable to clients		26,715
Payable to affiliates		209
Accounts payable and accrued liabilities		130
Total liabilities		30,370

Stockholder's equity:

Common stock, $10 par value, 20,000 shares authorized; 9,946 shares issued and outstanding		—
Additional paid-in capital		808
Retained earnings		2,740
Total stockholder's equity		3,548
Total liabilities and stockholder's equity	$	33,918

See accompanying notes.

TD Ameritrade Clearing, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)
Notes to the Statement of Financial Condition

September 30, 2019

1. Organization and Nature of Operations

TD Ameritrade Clearing, Inc. (the "Company") is an indirect wholly-owned subsidiary of TD Ameritrade Holding Corporation (the "Parent") through the Company's immediate parent, TD Ameritrade Online Holdings Corp. ("TDAOH"). The Company evaluated subsequent events through November 22, 2019, the date on which the Statement of Financial Condition was available to be issued.

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully disclosed basis to TD Ameritrade, Inc. and other entities related by common ownership, all of which are indirect wholly-owned subsidiaries of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations. The Company had $8,412 million held on deposit for regulatory purposes at September 30, 2019, of which, $72 million was held on deposit for Proprietary Accounts of Broker-Dealers ("PAB"). Funds can be held in cash, reverse repurchase agreements, U.S. Treasury securities, U.S. government agency mortgage backed securities and other qualified securities. Reverse repurchase agreements (securities purchased under agreements to resell) are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements are collateralized by U.S. government debt securities and generally have a maturity of seven days.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral provided or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the Statement of Financial Condition.

Receivable from/Payable to Clients

Receivable from clients primarily consists of margin loans to securities brokerage clients, which are collateralized by client securities, and is carried at the amount receivable, net of an allowance for doubtful accounts that is primarily based on the amount of unsecured margin balances. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade-date basis and carried at fair value.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required and separate state income tax returns where required. The tax provision is computed in accordance with a tax sharing agreement with the Parent that is primarily based on a separate company method of reporting. Deferred tax assets and liabilities are determined based on the differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Securities Transactions

Client securities trades, which are introduced by TD Ameritrade, Inc. and other entities related by common ownership, are recorded on a settlement-date basis with such trades generally settling within one to two business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Recently Adopted Accounting Pronouncements

ASU 2016-18 – On October 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-18, *Restricted Cash*. This ASU amends the guidance in Accounting Standards Codification ("ASC") Topic 230, *Statement of Cash Flows*, and is intended to reduce the diversity in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendments within this ASU require that the reconciliation of the beginning-of-period and end-of-period cash and cash equivalents amounts shown on the statement of cash flows include restricted cash and restricted cash equivalents. If restricted cash and restricted cash equivalents are presented separately from cash and cash equivalents on the statement of financial condition, an entity is required to reconcile the amounts presented on the statement of cash flows to the amounts on the statement of financial condition. An entity is also required to disclose information regarding the nature of the restrictions. The adoption of this standard did not have a material impact on the Statement of Financial Condition. See Note 3 for additional information regarding restricted cash and restricted cash equivalents.

ASU 2016-16 – On October 1, 2018, the Company adopted ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory*. This ASU amends the guidance in ASC Topic 740, *Income Taxes*. The amendments in this ASU are intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when the asset is sold to a third party. The adoption of ASU 2016-16 did not have an impact on the Company's Statement of Financial Condition.

ASU 2014-09 – On October 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, using a modified retrospective approach. The new revenue recognition standard is intended to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU supersedes the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts.

The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition, as the satisfaction of performance obligations under the new guidance is materially consistent with the Company's previous revenue recognition policies. See Note 5, Receivables from Contracts with Clients, for additional disclosures resulting from the adoption of ASU 2014-09.

Recently Issued Accounting Pronouncements

ASU 2018-13 – In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement*. The amendments in this standard will remove, modify and add certain disclosures under ASC Topic 820, *Fair Value Measurement*, with the objective of improving disclosure effectiveness. ASU 2018-13 will be effective for the Company's fiscal year beginning October 1, 2020, with early adoption permitted. The transition requirements are dependent upon each amendment within this update and will be applied either prospectively or retrospectively. Since this update is intended to modify disclosures, the adoption of ASU 2018-13 is not expected to have a material impact on the Company's Statement of Financial Condition.

ASU 2016-13 – In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about an entity's expected credit losses on financial instruments and other commitments to extend credit at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Subsequent to issuing ASU 2016-13, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2016-13, as well as providing codification improvements and targeted transition relief under the standard. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2016-13. ASU 2016-13 will be effective for the Company's fiscal year beginning October 1, 2020, using a modified retrospective approach. Early adoption is permitted. The Company is currently assessing the impact this ASU will have on its Statement of Financial Condition.

3. Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists of the following as of September 30, 2019 (dollars in millions):

U.S. government debt securities	$ 4,369
Cash in demand deposit accounts	2,225
U.S. government agency mortgage-backed securities	1,318
Reverse repurchase agreements (collateralized by U.S. government debt securities)	500
Total	$ 8,412

As of September 30, 2019, cash and investments segregated and on deposit for regulatory purposes includes restricted cash and restricted cash equivalents of approximately $7,094 million.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of September 30, 2019 (dollars in millions):

Receivable:
Clearing organizations	$	537
Securities failed to deliver		14
Other broker-dealer receivables		2
Total	$	553

Payable:
Clearing organizations	$	91
Securities failed to receive		29
Other broker-dealer payables		7
Total	$	127

5. Receivables from Contracts with Clients

The following table presents the opening and closing balances of the Company's receivables from contracts with clients that are within the scope of ASC 606, *Revenue from Contracts with Customers,* on the Statement of Financial Condition (dollars in millions):

	Contract Balances			
	Receivable from Clients	Receivable from Affiliates	Other Receivables	Total Receivables from Contracts with Clients
Opening balance, October 1, 2018	$ 6	$ 31	$ 78	$ 115
Closing balance, September 30, 2019	7	31	86	124
Increase	$ 1	$ —	$ 8	$ 9

The difference between the opening and closing balances of the Company's receivables from contracts with clients primarily results from the timing difference between the Company's performance and the client's payment. No other significant contract assets or liabilities exist as of September 30, 2019 and October 1, 2018.

6. Allowance for Doubtful Accounts on Receivables

The following table summarizes activity in the Company's allowance for doubtful accounts on client and other receivables as of September 30, 2019 (dollars in millions):

Beginning balance	$	54
Provision for doubtful accounts, net [1]		4
Write-off of doubtful accounts		(19)
Ending balance	$	39

_____

(1) TD Ameritrade, Inc. and other entities related by common ownership reimburse the Company for unsecured losses resulting from client margin activities. During the fiscal year ended September 30, 2019, TD Ameritrade, Inc. reimbursed the Company $4 million for net unsecured losses.

7. Income Taxes

As of September 30, 2019, temporary differences between the Statement of Financial Condition carrying amounts and tax bases of assets and liabilities primarily arise from the federal impact of state uncertain tax positions, allowance for doubtful accounts, certain accrued liabilities and unrealized gains and losses.

Deferred income taxes consist of the following as of September 30, 2019 (dollars in millions):

Deferred tax assets	$	23
Deferred tax liabilities		(1)
Net deferred tax assets	$	22

The Company's income tax returns are subject to review and examination by federal, state and local taxing authorities. The Company's federal claims for refund for tax years 2012 through 2014 and the federal income tax returns for 2015 and 2016 are being examined by the Internal Revenue Service. The federal returns for 2015 through 2018 remain open to examination under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2019, could decrease by up to $2 million ($1 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

As of September 30, 2019, accrued interest and penalties related to unrecognized tax benefits was $14 million, which is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

8. Borrowings

Revolving Credit Facilities — The Company has access to two senior unsecured committed revolving credit facilities with an aggregate principal amount of $1.45 billion, consisting of a $600 million (the "$600 Million Revolving Facility") and an $850 million (the "$850 Million Revolving Facility") senior revolving facility (together, the "Revolving Facilities"). The Company entered into the $850 Million Revolving Facility on May 16, 2019, replacing its prior $850 million senior unsecured committed revolving credit facility, which matured on the same date. The maturity dates of the $600 Million Revolving Facility and the $850 Million Revolving Facility are April 21, 2022 and May 14, 2020, respectively.

The applicable interest rate under each of the Revolving Facilities is calculated as a per annum rate equal to, at the option of the Company, (1) LIBOR plus an interest rate margin ("Eurodollar loans") or (2) the federal funds effective rate plus an interest rate margin ("Federal Funds Rate loans"). The interest rate margin ranges from 0.75% to 1.25% for both Eurodollar loans and Federal Funds Rate loans, determined by reference to the Parent's public debt ratings. The Company is obligated to pay commitment fees ranging from 0.07% to 0.175% and from 0.06% to 0.125% on any unused amounts of the $600 Million Revolving Facility and the $850 Million Revolving Facility, respectively, each determined by reference to the Parent's public debt ratings. There were no borrowings outstanding under the Revolving Facilities as of September 30, 2019. As of September 30, 2019, the interest rate margin under the Revolving Facilities would have been 1.00% for both Eurodollar loans and Federal Funds Rate loans, determined by reference to the Parent's public debt ratings. As of September 30, 2019, the commitment fees under the $600 Million Revolving Facility and the $850 Million Revolving Facility were 0.10% and 0.08%, respectively, each determined by reference to the Parent's public debt ratings.

The Revolving Facilities contain negative covenants that limit or restrict, subject to certain exceptions, the incurrence of liens, indebtedness of the Company, change in nature of business, mergers, consolidations, and the sale of all or substantially all of the assets of the Company. The Company is also required to maintain minimum tangible net worth and is required to maintain compliance with minimum regulatory net capital requirements. The Company was in compliance with all covenants under the Revolving Facilities as of September 30, 2019.

Lines of Credit — The Company utilizes secured uncommitted lines of credit for short-term liquidity. Under these secured uncommitted lines, the Company borrows on either a demand or short-term basis from two unaffiliated banks and pledges client margin securities as collateral. Advances under the secured uncommitted lines are dependent on the Company having acceptable collateral as determined by each secured uncommitted credit agreement. At September 30, 2019, the terms of the secured uncommitted credit agreements do not specify borrowing limits. The availability of the Company's secured uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. There were no borrowings outstanding under the secured uncommitted lines of credit as of September 30, 2019.

Parent Credit Agreement — The Parent has entered into a credit agreement with the Company, as amended and restated, which will terminate on March 1, 2022. Under this agreement, the Company

may borrow up to $1.20 billion in cash or securities from the Parent under a committed facility. In addition, the Parent is permitted, but under no obligation, to make loans of up to $300 million in cash or securities to the Company under an uncommitted facility. Loans under both the committed and uncommitted facilities bear interest at the same rate as borrowings under the Revolving Facilities and must be repaid with interest on or before the termination date. As of September 30, 2019, there were no borrowings outstanding under the Parent credit agreement.

9. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company computes net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $1.5 million, which is based on the type of business conducted by the broker-dealer, or 2% of aggregate debit balances arising from client transactions.

Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than (1) 5% of aggregate debit balances or (2) 120% of its minimum dollar requirement.

The following table summarizes the Company's net capital and net capital requirements as of September 30, 2019 (dollars in millions):

Net Capital	Required Net Capital (2% of Aggregate Debit Balances)	Net Capital in Excess of Required Net Capital [1]	Ratio of Net Capital to Aggregate Debit Balances
$ 3,188	$ 493	$ 2,695	12.93%

(1) On November 8, 2019, the Company paid a $250 million cash dividend to TDAOH.

10. Employee Benefit and Stock Incentive Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock incentive plans.

11. Commitments and Contingencies

Legal and Regulatory Matters

The Company is subject to lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. ASC 450, *Loss Contingencies*, governs the recognition and disclosure of loss contingencies, including potential losses from legal and regulatory matters. ASC 450 categorizes loss contingencies using three terms based on the likelihood of occurrence of events that result in a loss: "probable" means that "the future event or events are likely to occur;" "remote" means that "the chance of the future event or events occurring is slight;" and "reasonably possible" means that "the chance of the future event or events occurring is more than remote but less than likely." Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable.

The Company estimates that the aggregate range of reasonably possible losses in excess of amounts accrued is from $0 to $5 million as of September 30, 2019. This estimated aggregate range of reasonably possible losses is based upon currently available information for those legal and regulatory matters in which the Company is involved, taking into account the Company's best estimate of reasonably possible losses for those matters as to which an estimate can be made. For certain matters, the Company does not believe an estimate can currently be made, as some matters are in preliminary stages and some matters have no specific amounts claimed. The Company's estimate involves significant judgment, given the varying stages of the proceedings and the inherent uncertainty of predicting outcomes. The estimated range will change from time to time as the underlying matters, stages of proceedings and available information change. Actual losses may vary significantly from the current estimated range.

The Company believes, based on its current knowledge and after consultation with counsel, that the ultimate disposition of these legal and regulatory matters, individually or in the aggregate, is not likely to have a material adverse effect on the Statement of Financial Condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters, or the potential losses, fines, penalties or equitable relief, if any, that may result.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the Statement of Financial Condition could be significantly changed at a later date upon final determinations by taxing authorities.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the Statement of Financial Condition. These include client activities involving the execution, settlement and financing of various client securities transactions. These activities may expose the Company to credit risk and losses in the event the clients are unable to fulfill their contractual obligations.

Client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also routes client orders for execution and clears client transactions involving the sale of securities not yet purchased ("short sales"). Such margin-related transactions may expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. The risks associated with margin credit increase during periods of rapid market movements, or in cases where collateral is concentrated and market movements occur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations. However, during periods of rapid market movements, clients who utilize margin credit and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value (or increasing value with respect to short positions) and may not be sufficient to cover their obligations in the event of liquidation. The Company seeks to mitigate the risks associated with its client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral or to reduce positions, when necessary.

The Company loans securities temporarily to other broker-dealers. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at higher prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation ("OCC").

The Company borrows securities temporarily from other broker-dealers. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC.

The Company transacts in reverse repurchase agreements (securities purchased under agreements to resell). The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate.

The Company has accepted collateral in connection with client margin loans and securities borrowed. Under applicable agreements, the Company is generally permitted to repledge securities held as collateral and use them to enter into securities lending arrangements. As of September 30, 2019, client margin securities with a fair value of approximately $28.6 billion and stock borrowings with a fair value of approximately $1.9 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $3.2 billion and repledged approximately $4.6 billion of that collateral as of September 30, 2019.

The Company is subject to cash deposit and collateral requirements with clearinghouses based on client trading activity. The following table summarizes cash deposited with and securities pledged to clearinghouses by the Company (dollars in millions):

Assets	Statement of Financial Condition Classification	September 30, 2019
Cash	Receivable from brokers, dealers and clearing organizations........	$ 537
U.S. government debt securities	Securities owned, at fair value	168
Total........................		$ 705

The Company manages its sweep program through off-balance sheet arrangements with The Toronto-Dominion Bank ("TD") and unaffiliated third-party depository financial institutions (together, the "Sweep Program Counterparties"). The sweep program is offered to eligible clients whereby the client's uninvested cash is swept into FDIC-insured (up to specified limits) money market deposit accounts at the Sweep Program Counterparties. The Company earns revenue on client cash at the Sweep Program Counterparties based on the return of floating-rate and fixed-rate notional investments. The Company designates amounts and maturity dates for the fixed-rate notional investments within the sweep program portfolios, subject to certain limitations. In the event the Company instructs the Sweep Program Counterparties to withdraw a fixed-rate notional investment prior to its maturity, the Company may be required to reimburse the Sweep Program Counterparties for any losses incurred as a result of the early withdrawal. In order to mitigate the risk of potential loss due to an early withdrawal of fixed-rate notional investments, the Company maintains a certain level of short-term floating-rate investments within the sweep program portfolios to meet client cash demands. See "*Insured Deposit Account Agreement*" in Note 14, Related Party Transactions, for a description of the sweep arrangement between the Company and TD.

Guarantees

The Company is a member of and provides guarantees to securities clearinghouses and exchanges in connection with client trading activities. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the likelihood that the Company would be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these guarantees.

See "*Insured Deposit Account Agreement*" in Note 14 for a description of the guarantees included in that agreement.

12. Fair Value Disclosures

Fair Value Measurement — Definition and Hierarchy

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, and are developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions other market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes money market mutual funds and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities, U.S. government agency mortgage-backed securities, which consist of Ginnie Mae Conventional Residential Mortgages and Ginnie Mae Home Equity Conversion Mortgages, and other interest-sensitive financial instruments.

14

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

The following table presents the Company's fair value hierarchy for assets measured at fair value on a recurring basis as of September 30, 2019 (dollars in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets:				
Cash equivalents:				
Money market mutual funds	$ 1,741	$ —	$ —	$ 1,741
Investments segregated and on deposit for regulatory purposes:				
U.S. government debt securities	—	4,369	—	4,369
U.S. government agency mortgage-backed securities	—	1,318	—	1,318
Subtotal – Investments segregated and on deposit for regulatory purposes..........	—	5,687	—	5,687
Securities owned:				
U.S. government debt securities	—	168	—	168
Other	2	1	—	3
Subtotal – Securities owned.............	2	169	—	171
Total assets at fair value	$ 1,743	$ 5,856	$ —	$ 7,599

There were no transfers between any levels of the fair value hierarchy during fiscal year 2019.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

Level 2 Measurements:

Debt securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

U.S. government agency mortgage-backed securities – Fair values for mortgage-backed securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets and in markets that are not active, a market-derived prepayment curve, weighted average yields on the underlying collateral and spreads to benchmark indices. The Company validates the vendor pricing by periodically comparing it to pricing from two other independent sources. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Cash and investments segregated and on deposit for regulatory purposes includes reverse repurchase agreements (securities purchased under agreements to resell). Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of seven days and are collateralized by securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy). Cash and investments segregated and on deposit for regulatory purposes also includes cash held in demand deposit accounts, for which the carrying value approximates fair value (categorized as Level 1 of the fair value hierarchy). See Note 3 for a summary of cash and investments segregated and on deposit for regulatory purposes.

Securities borrowed/loaned, receivable from/payable to brokers, dealers and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables and accounts payable and accrued liabilities are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These financial instruments are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

13. Offsetting Assets and Liabilities

Substantially all of the Company's reverse repurchase agreements and securities borrowing and securities lending activity are transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty

TD Ameritrade Clearing, Inc.
(An Indirect Wholly-Owned Subsidiary of TD Ameritrade Holding Corporation)

Notes to the Statement of Financial Condition (continued)

in the event of default by one of the parties. However, for Statement of Financial Condition purposes, the Company does not net balances related to these financial instruments.

The following table presents information about the potential effect of rights of setoff associated with the Company's recognized assets and liabilities as of September 30, 2019 (dollars in millions):

| | Gross Amounts of Recognized Assets and Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount [6] |
				Financial Instruments[4]	Collateral Received or Pledged (Including Cash) [5]	
Assets:						
Investments segregated and on deposit for regulatory purposes:						
Reverse repurchase agreements	$ 500	$ —	$ 500	$ —	$ (500)	$ —
Securities borrowed:						
Deposits paid for securities borrowed [1]	1,864	—	1,864	(38)	(1,795)	31
Total	$ 2,364	$ —	$ 2,364	$ (38)	$ (2,295)	$ 31
Liabilities:						
Securities loaned:						
Deposits received for securities loaned [2][3]	$ 3,189	$ —	$ 3,189	$ (38)	$ (2,821)	$ 330

(1) Included in the gross amounts of deposits paid for securities borrowed is $723 million transacted through a risk-sharing program with the OCC, which guarantees the return of cash to the Company. See "General Contingencies" in Note 11 for a discussion of the potential risks associated with securities borrowing transactions and how the Company mitigates those risks.

(2) Included in the gross amounts of deposits received for securities loaned is $2.48 billion transacted through a risk-sharing program with the OCC, which guarantees the return of securities to the Company. See "General Contingencies" in Note 11 for a discussion of the potential risks associated with securities lending transactions and how the Company mitigates those risks.

(3) Substantially all of the Company's securities lending transactions have a continuous contractual term and, upon notice by either party, may be terminated within two business days. The following table summarizes the Company's gross liability for securities lending transactions by the class of securities loaned (dollars in millions):

Deposits received for securities loaned:

Equity securities	$	2,629
Exchange-traded funds		285
Real estate investment trusts		181
Closed-end funds		86
Other		8
Total	$	3,189

(4) Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.

(5) Represents the fair value of collateral the Company had received or pledged under enforceable master agreements, limited for table presentation purposes to the net amount of the recognized assets due from or liabilities due to each counterparty. At September 30, 2019, the Company had received total collateral with a fair value of $2.34 billion and pledged total collateral with a fair value of $2.86 billion.

(6) Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

14. Related Party Transactions

Allocated Costs from Affiliates Based on Services and Expense Allocation Agreements

The Company is allocated corporate overhead and technology costs from entities related by common ownership. Allocated corporate overhead primarily includes costs for employee compensation and benefits, facilities, professional services and communications.

Clearing Agreements

The Company earns clearing fees from TD Ameritrade, Inc. and other entities related by common ownership for clearing services provided on behalf of introduced clients pursuant to the provisions of clearing agreements. The Company also shares a portion of revenues, including order routing revenue, net interest revenue and bank deposit account fees, with these related entities pursuant to the revenue sharing provisions of the clearing agreements, for introducing and servicing these clients.

Account Funding and Sweep Arrangement Agreements

All clients who maintain a futures and/or forex account with TD Ameritrade Futures & Forex LLC ("TDAFF"), an indirect wholly-owned subsidiary of the Parent, must also maintain a securities brokerage account with TD Ameritrade, Inc., which is held at the Company. Pursuant to account funding and sweep arrangement agreements between the Company, TDAFF and TD Ameritrade, Inc., all client cash is initially deposited and held in the client's securities brokerage account, subject to transfer on a daily basis to the client's futures account if funds are required as a result of futures funding requirements. Futures funding requirements may include the transfer of cash to satisfy a margin call, pre-fund margin to establish a new position or to satisfy any deficit. Unless a client opts out, all cash remaining in the client's futures account in excess of these futures funding requirements is transferred back to the client's securities brokerage account on a daily basis. Clients have the ability to transfer funds between their securities brokerage account and their futures and/or forex account.

Transactions with The Toronto-Dominion Bank and its Affiliates

TD is an affiliate of the Parent, owning approximately 43% of the Parent's common stock as of September 30, 2019. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

Insured Deposit Account Agreement

The Company, TD Ameritrade, Inc. and TD Ameritrade Trust Company ("TDATC"), an indirect wholly owned subsidiary of the Parent, (together, the "Ameritrade Companies") are party to an Insured Deposit Account ("IDA") agreement with TD Bank USA, N.A. ("TD Bank USA"), TD Bank, N.A. and TD. Under the IDA agreement, TD Bank USA and TD Bank, N.A. (together, the "TD Depository Institutions") make available to clients of TD Ameritrade, Inc. and TDATC FDIC-insured (up to specified limits) money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade, Inc. and TDATC provide marketing and support services for the TD Depository Institutions, and the Company acts as agent for the clients of TD Ameritrade, Inc. and as recordkeeper for the TD Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the TD Depository Institutions pay the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums.

The current IDA agreement became effective as of January 1, 2013 and had an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the TD Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. As of July 1, 2016, notice of non-renewal was not provided by either party; therefore, the IDA agreement was automatically renewed for an additional five-year term on July 1, 2018.

The fee earned on the IDA agreement is calculated based on two primary components: (1) the yield on fixed-rate notional investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (2) the yield on floating-rate investments. As of September 30, 2019, the IDA portfolio was comprised of approximately 80% fixed-rate notional investments and 20% floating-rate investments.

The IDA agreement provides that the Ameritrade Companies may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. For example, if the Ameritrade Companies designate that $100 million of deposits be invested in 5-year fixed-rate investments, and on the day such investment is confirmed by the TD Depository Institutions the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps is 1.45%, then the Ameritrade Companies will collectively earn a gross fixed yield of 1.45% on that portion of the portfolio (before any deductions for interest paid to clients, the servicing fee to the TD Depository Institutions and the cost of FDIC insurance premiums). In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

The yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

The interest rates paid to clients are set by the TD Depository Institutions and are not linked to any index. The servicing fee to the TD Depository Institutions under the IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months ("short-term fixed-rate investments"). For such floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the TD Depository Institutions' leverage costs) and a maximum of 25 basis points.

In the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the TD Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the TD Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance and yield of the fixed-rate and floating-rate investments, the

prevailing interest rate environment, the amount of client deposits and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the likelihood that the marketing fee calculation would result in a negative amount is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for the IDA agreement. In the event the Ameritrade Companies withdraw a notional investment prior to its maturity, the Ameritrade Companies are required to reimburse the TD Depository Institutions an amount equal to the economic replacement value of the investment, as defined in the IDA agreement. See "General Contingencies" in Note 11 for a discussion of how the Company mitigates the risk of losses due to the early withdrawal of fixed-rate notional investments.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the Statement of Financial Condition resulting from related party transactions as of September 30, 2019 (dollars in millions):

Assets:

Receivable from affiliates:

Receivable from TD and its affiliates	$	109

Liabilities:

Securities loaned:

Securities loaned to TD and its affiliates	$	44

Payables to brokers, dealers and clearing organizations:

Payable to entities related by common ownership	$	6

Payable to affiliates:

Payable to entities related by common ownership	$	128	
Payable to Parent for income taxes		79	
Payable to TD and its affiliates		2	
Total			$ 209

Securities loaned are settled in accordance with customary contractual terms. The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

TD, along with other financial institutions, is participating as a lender under the Revolving Facilities. As of September 30, 2019, the total lending commitment received from TD under these credit facilities was $183 million. For additional information regarding the Company's Revolving Facilities, see Note 8, Borrowings.

15. Subsequent Event

Effective October 3, 2019, TD Ameritrade, Inc. reduced its online exchange-listed stock, exchange traded funds (ETF) (domestic and Canadian) and option trade commissions from $6.95 to $0 per trade (plus $0.65 per contract and no exercise or assignment fees on option trades). The Company also amended its clearing agreement with TD Ameritrade, Inc., effective October 2019, under which the Company will share an increased portion of revenue, including order routing revenue, bank deposit account fees and net interest revenue, and will receive reduced clearing and transaction fees.